INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

June 23, 2021

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust” or “Registrant”) (File Nos. 333-122901 and 811-21719) on behalf of the WCM Sustainable Developing World Fund and WCM Sustainable International Fund (each a “Fund” and collectively, the “Funds”)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Deborah O’Neal of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on April 22, 2021, regarding Post-Effective Amendment No. 1143 to the Registrant’s Form N-1A registration statement filed on March 11, 2021, with respect to the WCM Sustainable Developing World Fund (formerly, the WCM Focused ESG Emerging Markets Fund) and WCM Sustainable International Fund (formerly, the WCM Focused ESG International Fund), each a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Funds’ Form N-1A registration statement (the “Amendment”), which will be filed separately.

PROSPECTUS

SUMMARY SECTION

Principal Investment Strategies – Both Funds

1.	Given that each Fund’s name includes the term “sustainable,” which connotes an environmental, social and governance (“ESG”) focus, the staff of the Commission (the “Staff”) believes that the Fund’s name is subject to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Therefore, please revise each Fund’s principal investment strategies to indicate that the Fund will invest at least 80% of its assets in the securities of companies that satisfy the Fund’s advisor’s ESG criteria.

Response: The Registrant respectfully disagrees with the Staff’s position with respect to the applicability of Rule 35d-1 of the 1940 Act (the “Names Rule”) to the use of the term “sustainable” in the Funds’ names. The Registrant notes that the Names Rule requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, in the release adopting the Names Rule (the “Adopting Release”) and the companion release to the Adopting Release, titled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” the SEC Staff distinguished terms that suggest an investment objective or strategy, rather than a type of investment, and noted that such terms do not require adoption of an 80% policy pursuant to the Names Rule.1 Furthermore, the Registrant notes that in the Commission’s request for public comment on the subject of the Names Rule, the Commission acknowledges that industry practice is mixed as to whether terms such as “sustainable or “ESG” are treated as an investment strategy and exempt from the Names Rule, or treated as a type of investment and subject to the Names Rule.2 With respect to the term “sustainable” in each Fund’s name, the Registrant believes that it does not suggest a particular type of investment, but rather that it reflects the investment strategy and philosophy utilized by the Funds’ advisor as described in the Prospectus. Accordingly, the Registrant respectfully declines to add an 80% policy to the Funds’ principal investment strategies.

[1]	See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001); see also Question #9 in Frequently Asked Questions about Rule 35d-1 (Investment Company Names), available at: https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.
[2]	See Request for Comments on Fund Names, Investment Company Act Release No. 33809 (March 2, 2020), available at https://www.sec.gov/rules/other/2020/ic-33809.pdf.

2.	The principal investment strategies indicate that each Fund invests in the securities of companies located in at least three different countries. Please add “outside of the United States” to this disclosure.

Response: The Registrant has revised the disclosure, as follows, with respect to each Fund:

Under normal market conditions, the Fund invests in the securities of companies located in at least three different countries outside of the United States, and the Fund may invest in securities of any market capitalization.

3.	The principal investment strategies indicate that, “[b]ased on the advisor’s deeper qualitative ESG assessment, the Fund’s advisor selects companies that demonstrate strong or improving ESG trajectory and generally excludes companies with weak ESG characteristics that the Fund’s advisor deems material to the long term sustainability and financial performance of those companies.” Please confirm in your written response that companies with a weak ESG profile will be included in the Fund’s investments with respect to 20% of its assets (i.e., the 20% bucket).

Response: As indicated in the response to comment #1, the Registrant respectfully declines to add an 80% investment policy for the Funds. However, the Registrant confirms that each Fund’s investments in companies that are deemed to have weak ESG profiles will be limited.

4.	Each Fund’s principal investment strategies indicate that the Fund’s advisor considers a company to be located in a developing country (for the WCM Sustainable International Fund, an emerging market or frontier market country) if the company has been organized under the laws of, has its principal offices in, or has its securities principally traded in, the developing country (or emerging market or frontier market country), or if the company derives at least 50% of its revenues, net profits or incremental revenue growth (typically over the past five years) from, or has at least 50% of its assets or production capacities in, the developing country (or emerging market or frontier market country). Please remove “or incremental revenue growth.” Alternatively, please explain why revenue growth is a determinative factor.

Response: The Registrant has removed “incremental revenue growth” from this sentence. The revised sentence now reads as follows:

For the WCM Sustainable Developing World Fund:

The Fund’s advisor considers a company to be located in a developing country if the company has been organized under the laws of, has its principal offices in, or has its securities principally traded in, the developing country, or if the company derives at least 50% of its revenues~~,~~ or net profits ~~or incremental revenue growth (typically over the past five years)~~ from, or has at least 50% of assets or production capacities in, the developing country.

For the WCM Sustainable International Fund:

The Fund’s advisor considers a company to be located in an emerging market or frontier market country if the company has been organized under the laws of, has its principal offices in, or has its securities principally traded in, the emerging market or frontier market country, or if the company derives at least 50% of its revenues~~,~~ or net profits ~~or incremental revenue growth (typically over the past five years)~~ from, or has at least 50% of assets or production capacities in, the emerging market or frontier market country.

Principal Investment Strategies – WCM Sustainable Developing World Fund

5.	The second sentence of the first paragraph states, “[i]n determining whether a country is a developing country, the Fund’s investment advisor will consider, among other things, whether the country is generally considered to be a developing country by the international financial community; the country’s per capita gross domestic product; the percentage of the country’s economy that is industrialized; market capital as a percentage of the country’s gross domestic product; and the overall regulatory environment of the country, including the presence of governmental regulation limiting or banning foreign ownership and restrictions on repatriation of initial capital, dividends, interest and/or capital gains.” In your written response, please explain what is meant by the term “international financial community.”

Response: The term “international financial community” is meant to refer to international organizations that evaluate and classify countries based on economic and financial factors, including organizations such as Morgan Stanley Capital International, the World Bank, and/or the International Monetary Fund. The Registrant notes that the next sentence in the prospectus states, “[f]or example, the investment advisor expects that most countries classified by the World Bank as having low- to middle-income economies, or that are included in any of the Morgan Stanley Capital International (MSCI) emerging markets or frontier markets indices, will be treated as developing countries.”

Principal Risks of Investing – Both Funds

6.	Please add disclosure regarding the risks associated with using ESG information from third-party providers to the Funds’ ESG Criteria Risk factors.

Response: The Registrant has revised the Funds’ risk disclosure as follows:

ESG Criteria Risk. While the Fund’s advisor believes that the integration of ESG analysis as part of the investment process contributes to its risk management approach, the Fund’s consideration of ESG criteria in making its investment decisions may affect the Fund’s exposure to risks associated with certain issuers, industries and sectors, which may impact the Fund’s investment performance. In addition, because the Fund’s ESG criteria exclude securities of certain issuers, the Fund may forgo some market opportunities available to funds that do not use these criteria. There are significant differences in interpretations of what it means for a company to have positive ESG characteristics. Furthermore, ESG information from third-party data providers may be incomplete, inaccurate or unavailable, which could cause the advisor to incorrectly assess a company’s ESG characteristics.

MORE ABOUT THE FUNDS’ INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies and Principal Risks of Investing

7.	Apply all applicable comments from the summary section for the Funds to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments from the summary section have been applied to the Item 9 disclosure.

Prior Performance for Similar Accounts Managed by the Advisor

8.	Please confirm that the advisor has the records to support the performance calculations as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: The Registrant has received confirmation from WCM Investment Management, LLC, the Funds’ investment advisor, that it has the records to support the performance calculations, as required by Rule 204-2(a)(16) under the Advisers Act.

9.	Please confirm that the fees and expenses of the private accounts included in each composite include any sales loads that may have been charged with respect to those private accounts.

Response: The Registrant so confirms.

STATEMENT OF ADDITIONAL INFORMATION

10.	Under “Proxy Voting Policy” on page B-37, please disclose how the Funds approach ESG proxy issues for their portfolio companies.

Response: The Registrant has added the following disclosure under “Proxy Voting Policy”:

The Advisor’s environmental, social and governance (“ESG”) process extends to its proxy voting practices in that it will analyze on a case-by-case basis the recommendations of its proxy voting consultant based on the financial materiality and potential risks or economic impact of the ESG issues underpinning proxy proposals and may deviate from the consultant’s voting recommendations based thereon. The Advisor will generally vote in support for well-targeted ESG proposals if it believes that there is a rational linkage between a proposal, its economic impact, and its potential to maximize long-term shareholder value. Where the economic effect of such proposals is unclear, the Advisor will generally vote proxies after internal review of the ballot item, arguments for and against in the proxy statement, Advisor’s proxy voting guidelines, and the recommendation and supporting research from its proxy voting consultant.

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If you have any questions or additional comments, please contact me at (626) 385-5777 or diane.drake@mfac-ca.com. Thank you.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary